Seward & Kissel LLP

901 K Street, NW

Suite 800

Washington, DC 20001

Telephone: (202) 737-8833

Facsimile: (202) 737-5184

www.sewkis.com

February 15, 2024

Mr. Alberto Zapata

Ms. Christina DiAngelo Fettig

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	AB Active ETFs, Inc.
Registration Statement on Form N-14
File No. 333-276359

Dear Mr. Zapata and Ms. Fettig:

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the above-referenced registration statement filed on Form N-14 (the “Registration Statement”) for AB Active ETFs, Inc. (“Registrant”). The Registration Statement, which was filed with the SEC on January 3, 2024, relates to the reorganizations of (i) AB Short Duration Income Portfolio, a series of AB Bond Fund, Inc., into AB Short Duration Income ETF, a series of Registrant; (ii) AB Short Duration High Yield Portfolio, a series of AB Bond Fund, Inc., into AB Short Duration High Yield ETF, a series of Registrant; and (iii) AB International Low Volatility Equity Portfolio, a series of AB Cap Fund, Inc., into AB International Low Volatility Equity ETF, a series of Registrant.

You provided the Staff’s comments to Alexandra K. Alberstadt and me by telephone on January 24, 2024 and on January 30, 2024. Defined terms used herein are as defined in the Registration Statement. Responses to each of the Staff’s comments are set forth below. The changes referenced below will be reflected in a subsequent Form N-14/A filing.

Legal Disclosure Comments

Comment 1:	Questions and Answers: The Staff notes that page ix includes the following question: “What will happen if I do not have a brokerage account that can accept Acquiring Portfolio shares at the time of a Conversion?” Please specify the maximum period that an investor would have to wait for payments.

Response:	Registrant has revised the Information Statement/Prospectus to include additional disclosure in response to this comment.

Comment 2:	Summary: The Staff notes that page 9 includes the following question: “What are the federal income tax consequences of the Conversions?” Please clarify in this discussion what investors that do not have shares in a brokerage account do.

Response:	Registrant has revised the Information Statement/Prospectus in response to this comment.

Comment 3:	Summary: The Staff notes that page 9 includes the following question: “What are the principal risks of an investment in the Portfolios?” Please briefly summarize what the identical risks are in this section.

Response:	Registrant has revised the Information Statement/Prospectus in response to this comment.

Comment 4:	Comparison of Some Important Features of the Portfolios – Comparison of Fees: If the information is available, please update the fee tables with information through the end of 2023.

Response:	Registrant notes that, as required by Item 3 of Form N-14, the fee tables reflect information current as of each Portfolio’s fiscal year end. These figures reflect the most recently audited information.

Comment 5:	Comparison of Some Important Features of the Portfolios – Comparison of Fees: Please explain supplementally in your response why moving from a conventional advisory fee to a unitary advisory fee does not constitute a materially different advisory contract requiring shareholder approval under Rule 17a-8.

Response:	Moving to a unitary fee structure with a lower fee and no decrease in services is not the type of material change in an advisory agreement that requires shareholder approval. There are no material differences in the nature and extent of investment advisory services provided to each Acquiring Portfolio as compared to each Acquired Portfolio. In the ETF marketplace, however, funds customarily pay a single unitary fee to an adviser, in exchange for which the adviser pays for the fund’s routine operating expenses (with the exception of extraordinary expenses and specified expenses relating to transactions in portfolio securities). In each of these transactions, there are no material differences in the advisory arrangements with respect to the Acquired Portfolio and its corresponding Acquiring Portfolio. The Acquiring Portfolios will have the same or a lower total expense ratio than the Acquired Portfolio due to the unitary fee arrangement. In each transaction, the Acquiring Portfolio’s unitary fee will be lower than the current applicable advisory fee for its respective Acquired Portfolio. There is no reduction in the quality or quantity of services to be provided by the Adviser. The Staff has previously recognized that when a proposed advisory agreement modification has no effect other than to reduce the overall fee, there is no need for a shareholder vote. See Limited Term Municipal Fund, Inc., SEC No-Action Letter (publ. avail. Nov. 17, 1992); see also Washington Mutual Investors Fund, Inc., SEC No-Action Letter (pub. avail. May 14, 1993 (no vote required for fee reduction); R.O.C. Taiwan Fund, SEC No-Action Letter (pub. avail. Feb. 11, 2000) (no vote required for change in fee structure with no reduction in services but overall fee reduction) Generally, the Staff has agreed that no shareholder vote is required for modifications that do not reduce services but simply lower fees. See also Investment Company Mergers, Rel. No. IC-25666 (July 2002) at n.23 & accompanying text (a shareholder vote would be required under Section 15(a) for material changes to the contract; an increase in fee would be a material change).

Comment 6:	Information About the Conversions: Please provide a brief summary of the Board’s Rule 17a-8 analysis in your response letter.

Response:	In connection with approving the Conversions, the Board considered a number of items, which are summarized on pages 32 through 35 of the Information Statement/Prospectus. With respect to whether the Portfolios could rely on Rule 17a-8(a)(3), the Board considered, with advice of counsel, the foregoing information and the views of Fund counsel and the Adviser with respect to the ability of the Portfolios to rely on Rule 17a-8. The following factors were relevant in concluding that the Portfolios could rely on the Rule:

	(1)	The Acquiring Portfolios were established as new series and no policy of an Acquired Portfolio that could not be changed without a vote of a majority of its outstanding voting securities is materially different from a policy of its corresponding Acquiring Portfolio;

	(2)	The same Board oversees each of the Acquired Portfolios and the Acquiring Portfolios, and that Board consists of a majority of independent directors who were elected by shareholders;

	(3)	The distribution fees authorized to be paid by the Acquiring Portfolios pursuant to a Rule 12b-1 plan after the Conversions are consummated are no greater than the distribution fees authorized to be paid by the Acquired Portfolios; and

	(4)	With respect to the advisory fee arrangements (implementing a fee using a unitary fee style compensation provision), although the contracts are not identical, no shareholder vote is required because the differences are not material and the effect is to reduce overall advisory fees. Please see response to Comment 5.

The Independent Directors consulted with independent legal counsel in considering whether the Portfolios could rely Rule 17a-8.

Comment 7:	Information About the Conversions: With respect to the fourth bullet point from the bottom of page 33, please make this statement consistent with earlier statements to the effect that the terms of the advisory contracts are materially the same.

Response:	Registrant has revised the Information Statement/Prospectus in response to this comment.

Comment 8:	485(b) Filings for Acquiring Portfolios: The Staff notes that the prospectuses for the Acquiring Portfolios include the following sentences: “The Distributor may refuse any order to purchase shares. Each Fund reserves the right to suspend the sale of its shares to the public in response to conditions in the securities markets or for other reasons.” The Staff requests that Registrant commits to deleting or amending this language. In addition, please confirm when the change will be made.

Response:	Registrant believes that the referenced disclosures are consistent with the SEC’s discussions of creation and redemption transactions in the Rule 6c-11 Proposing Release and Rule 6c-11 Adopting Release,[1] and the longstanding policy of the SEC with regard to the operation of ETFs under the Investment Company Act of 1940. In addition, the Registrant notes that by its terms, Rule 6c-11 does not prohibit the rejection of creation unit purchase orders and Section 22(e) of the 1940 Act does not prohibit an open-end fund from suspending sales of new shares. Registrant further notes that the referenced disclosure is consistent with comparable disclosures used by other exchange traded funds. Without agreeing with the Staff’s analysis, Registrant undertakes to remove the referenced language from the Acquiring Portfolios prospectuses prior the launch dates, and will remove the disclosures from the prospectuses of the remaining AB ETFs in annual update filings.

Accounting Comments

Comment 1:	Questions and Answers: The Staff notes that page v includes the following question: “Why are the Conversions occurring?” With respect to the third sentence in that question, please cross-reference the later discussions on the tax-free status of the Conversions and the Adviser paying the expenses of the Conversions.

Response:	Registrant has revised the referenced disclosure in response to this comment to include the requested cross-references.

Comment 2:	Questions and Answers: The Staff notes that page vii includes the following question: “Who will bear the expenses of the Conversions?” Please disclose an

1 See Exchange-Traded Funds, Release No. 33-10515 (June 28, 2018) (“Rule 6c-11 Proposing Release”); See also Exchange-Traded Funds, Release No. 33-10695 (Sept. 25, 2019) (the “Rule 6c-11 Adopting Release”).

estimate of the costs that are to be paid by the Portfolios and ensure that those costs will be disclosed as an adjustment to the capitalization table.

Response:	As described in the Information Statement/Prospectus, expenses of the Conversions will be borne by the Adviser, except for fees and expenses of counsel to the independent Directors and any transfer fees, stamp duty, brokerage commissions or other transaction costs relating to the transfer of securities from an Acquired Portfolio to the respective Acquiring Portfolio at the time of the Conversion and the sale and purchase of securities in those foreign markets that do not permit the in-kind transfer of securities, regardless of whether each Conversion is consummated. There is no fixed estimate of these costs available at this time. On February 5, 2024, the tax and regulatory authorities in the U.K. confirmed with Registrant that stamp duty will not be assessed with respect to the Conversion of AB International Low Volatility Equity Portfolio into AB International Low Volatility Equity ETF. Registrant has revised the Information Statement/Prospectus to reflect this information. Registrant has also revised each capitalization table in response to this comment to include a footnote clarifying the adjustments reflected in each capitalization table.

Comment 3:	Questions and Answers: Please disclose if the Adviser will pay for the Conversions whether or not the Conversions are consummated.

Response:	Registrant has revised the Questions and Answers section in response to this comment. Registrant confirms that the Adviser will bear the expenses of the Conversions, except for those noted within the Information Statement/Prospectus, regardless of whether each Conversion is consummated.

Comment 4:	Comparison of Some Important Features of the Portfolios – Comparison of Performance: Please disclose specifically that the Advisor Class will be the accounting survivor on page 12 and anywhere else in the document where you identify the accounting survivor.

Response:	Registrant has revised the Information Statement/Prospectus in response to this comment to indicate that the Advisor Class shares of each Acquired Portfolio will be the accounting survivor.

Comment 5:	Comparison of Some Important Features of the Portfolios – Comparison of Fees: Please confirm in your correspondence that the fees presented in the fee tables represent current fees, in accordance with Item 3 of Form N-14.

Response:	Registrant confirms that the fees present in the fee table are current as of each Portfolio’s fiscal year end and are consistent with Item 3 of Form N-14 and each Acquiring Portfolio’s current registration statement.

Comment 6:	Comparison of Some Important Features of the Portfolios – Comparison of Fees: Please provide the fee tables for all existing share classes of the Acquired Portfolios.

Response:	Registrant has revised the fee tables to include all share classes of each Acquired Portfolio.

Comment 7:	Comparison of Some Important Features of the Portfolios – Comparison of Fees: With respect to the Pro Forma/Acquiring Portfolio columns in the fee tables, the Staff notes that the 485(a) filings for the shell funds include footnote (b) in their fee tables. Footnote (b) states that total other expenses are based on estimated amounts for the current fiscal year. Please add this footnote to the N-14 fee tables.

Response:	Registrant has revised the fee tables in response to this comment to include the referenced footnote.

Comment 8:	Comparison of Some Important Features of the Portfolios – Comparison of Fees: Please confirm in your correspondence that the fees presented for the Acquiring Portfolios will agree to the 485(b) fee tables that were filed for the shell funds.

Response:	Registrant confirms that the fees presented for the Acquiring Portfolios in the Information Statement/Prospectus are consistent with those included in the fee tables for the Acquiring Portfolios on their registration statements on Form N-1A and filed pursuant to Rule 485(b).

Comment 9:	Information About the Conversions: The Staff notes that page 31 includes the following sentence: “Each Acquiring Portfolio will have the same or a lower management fee rate than that of its Acquired Portfolio and each Acquiring Portfolio, under its unitary fee structure (subject to certain exceptions), is expected to experience lower overall expenses as compared to its Acquired Portfolio.” The Staff further notes that, when looking at the fee tables, none of the Acquired Portfolios appear to have the same management fees as their corresponding Acquiring Portfolio. With respect to the references to the Portfolios having the same management fees, please make the disclosure clearer to explain if this is due to breakpoints.

Response:	Registrant has revised the Information Statement/Prospectus in response to this comment by adding additional information about the management fees under “Comparison of Investment Advisory Fees.”

Comment 10:	Information About the Conversions: The Staff notes that page 31 further states, “… (3) the management fee of each Acquiring Portfolio is equal to or less than the management fee of each Acquired Portfolio, and each Acquiring Portfolio is expected to experience significantly lower overall expenses as compared to its corresponding Acquired Portfolio under its unitary fee structure….” Please see Comment 9 above and provide further clarification to this disclosure.

Response:	Registrant has revised the Information Statement/Prospectus in response to this comment by adding additional information about the management fees under “Comparison of Investment Advisory Fees.”

Comment 11:	Information About the Conversions: With respect to the fifth bullet point, the Staff notes that the last part of this bullet point references a total expense ratio of 0.45%. This does not appear to take into account interest expenses. Please review and correct this if necessary.

Response:	Registrant has revised the bullet point to reflect that the referenced total expense ratio of .45% excludes interest expenses.

Comment 12:	Information About the Conversions: With respect to the fifth bullet point, the Staff notes that the bullet point references “total expense ratio.” Please review and update accordingly if the reference should be to “net expense ratio.”

Response:	See response to Accounting Comment 11.

Comment 13:	Information About the Conversions: With respect to the fifth through seventh bullet points, please review and consider changing the phrasing of the descriptions of the comparisons of the advisory fees and breakpoints.

Response:	Registrant has considered the comment and respectfully declines to modify the disclosures in response to this comment. Registrant believes the current disclosures are sufficiently clear.

Comment 14:	Information About the Plans: The Staff notes that page 36 includes the following sentence: “The tax year of each Acquired Portfolio is expected to continue with each Acquiring Portfolio, and the capital gains, if any, resulting from portfolio turnover prior to a Conversion will be carried over to an Acquiring Portfolio.” Please confirm for these transactions if there is any expected repositioning of Acquired Portfolio securities in connection with the Conversions.

Response:	Registrant confirms that there is no expected repositioning of Acquired Portfolio securities in connection with the Conversions.

Comment 15:	Information About the Plans: Please disclose the dollar amount of capital loss carryovers available in the Acquired Portfolios.

Response:	Registrant has revised the Information Statement/Prospectus in response to this comment.

Comment 16:	Capital Structure and Stockholder Rights – Capitalization Tables: The Staff notes that any costs of the Conversions that are expected to be paid by the Portfolios should be disclosed as an adjustment to the capitalization tables.

Response:	Registrant has considered the comment and respectfully declines to modify the capitalization tables in response to this comment. Registrant believes the current disclosures are sufficient. Registrant has, however, updated the capitalization tables to include a footnote indicating that potential foreign market transaction costs and taxes are not included as adjustments. As noted above in response to Accounting Comment 2, in February 2024, Registrant confirmed that U.K. stamp duty will not be assessed with respect to the Conversion of AB International Low Volatility Equity Portfolio into AB International Low Volatility Equity ETF. Registrant has revised the Information Statement/Prospectus to reflect this information.

Comment 17:	Capital Structure and Stockholder Rights – Capitalization Tables: Wherever you have a pro forma adjustment, either for net assets or shares outstanding, please include a note explaining the adjustment.

Response:	Registrant has revised the capitalization tables in response to this comment to reflect that the estimated adjustments to net assets are attributable to fractional share redemptions and the estimated adjustments to the number of shares outstanding are attributable to the Acquiring Portfolio’s initial NAV.

Comment 18:	Capital Structure and Stockholder Rights – Capitalization Tables: The Staff notes that, pursuant to its most recent annual shareholder report, AB Short Duration High Yield Portfolio, had additional share classes outstanding (Classes R, K and I) that are not currently reflected in the capitalization table. Please confirm if those classes still exist as of the date of the capitalization table. The capitalization table should reflect all existing share classes of the Portfolios, even if they are not specifically involved in the reorganization. If the classes still exist as of the date of the capitalization table, you can address this by adding a note to the capitalization table or adding those classes to the table itself.

Response:	Registrant confirms that the referenced classes have been authorized under applicable state law, but as of the date of the capitalization table such classes have no investors or assets.

Comment 19:	Financial Highlights: If there are additional outstanding share classes of AB Short Duration High Yield Portfolio, please include them in the Financial Highlights section or explain why they are not presented in the Financial Highlights section.

Response:	Please see response to Accounting Comment 18 above.

Comment 20:	Financial Highlights: With respect to the Advisor Class shares of AB Short Duration Income Portfolio at the top of page 49, the Staff notes that the 2020 beginning NAV is disclosed as $10.34. This value was $10.35 in the most recent audited financial statements. Please confirm or update this value.

Response:	Registrant has updated the Financial Highlights section in response to this comment to reflect the 2020 beginning NAV of $10.35 for the Advisor Class shares of AB Short Duration Income Portfolio.

Comment 21:	Statement of Additional Information: Please note that the Advisor Class shares will be the accounting survivor in each Conversion.

Response:	Registrant has revised the Statement of Additional Information in response to this comment to reflect that the Advisor Class shares of each Acquired Portfolio will be the accounting survivor for its corresponding Acquiring Portfolio.

Comment 22:	Statement of Additional Information: The Staff notes that page 4 includes the following sentence: “A Conversion will not result in a material change to an Acquired Portfolio’s investment portfolio due to the investment objective, strategies and restrictions of the Acquired Portfolio being identical to its corresponding Acquiring Portfolio.” Please confirm whether the Portfolios have repositioning plans that are not the forced repositioning due to investment restrictions.

Response:	Registrant confirms that the Portfolios do not have plans to reposition Acquired Portfolio securities in connection with the Conversions.

* * *

If you have any additional comments or questions, please contact Paul M. Miller or the undersigned at (202) 737-8833 or Alexandra K. Alberstadt at (212) 574-1217.

Sincerely,

/s/ Lauren A. Clise
Lauren A. Clise

cc:	Stephen J. Laffey, Esq.
Paul M. Miller, Esq.
Alexandra K. Alberstadt, Esq.

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